Filed by M&T Bank Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Wilmington Trust Corporation
(Commission File No. 1-14659)
The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Transcript of M&T Bank Corporation presentation at the Keefe, Bruyette & Woods 2011 Bank Conference in Boston, Massachusetts on March 2, 2011.
     This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act giving the Company’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
     In addition to factors previously disclosed in M&T’s and Wilmington Trust’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this presentation, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Wilmington Trust stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Wilmington Trust businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.
     In connection with the proposed merger, M&T has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Wilmington Trust and a Prospectus of M&T, and Wilmington Trust mailed the definitive Proxy Statement/Prospectus to its stockholders on or about February 14, 2011. Each of M&T and Wilmington Trust may file other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
     Investors can obtain a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about M&T and Wilmington Trust at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, at http://www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.” Copies of the Proxy Statement/Prospectus and the SEC

filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5138.
     M&T and Wilmington Trust and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Wilmington Trust in connection with the proposed merger. Information about the directors and executive officers of M&T is set forth in the proxy statement for M&T’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 5, 2010. Information about the directors and executive officers of Wilmington Trust is set forth in Wilmington Trust’s Form 10-K for the year ended December 31, 2010, as filed with the SEC on a Schedule 14A on March 1, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.
TRANSCRIPT
Corporate Participants
René Jones
M&T Bank Corporation — CFO
Don MacLeod
M&T Bank Corporation — IR
Presentation
KBW Bank Analyst Matthew Clark
M&T doesn’t need much of an introduction, I don’t believe. I think based on their performance that they can easily be considered one of the darlings in the industry.
So we’d like to welcome M&T, a name that, again, has done very well throughout the cycle — maintained the dividend, put up some good numbers; has TARP but is not in a rush to repay it — try to mitigate the dilution from any potential to capital raise, but run with less capital, make more money — I think is the mentality. And I think with the pending acquisition of Wilmington Trust, it’s going to easily — could easily go down as one of the best, well-priced deals this cycle.
With that, let me thank and turn it over to CFO René Jones. And also with us today — head of IR, Don MacLeod.
René Jones - M&T Bank Corporation — CFO
Good morning, everybody. Thanks, Matt. It’s nice to be here at the KBW Conference. I haven’t been at a KBW Conference in, I think, a couple cycles. But it’s important to us. Because back when I joined the Bank in 1992, I went to the head of IR and asked who covered us. And they said — well, it’s not too many people, these three guys. I can’t even remember the other two. But one of them was KBW. And they also did a number of things for us, when they were much smaller and when we were much smaller. So it’s nice to be back here. Now we have no shortage of coverage.
What I’m going to talk about — before I get started, I’ll sort of just quickly direct your attention to the forward-looking disclaimer. As we always say, probably the most important thing here is we talk about operating earnings and operating earnings per share. And the reason we do that is to give you some insight into the impact on our financials in terms of mostly the impact — actually, all of the impact from the previous acquisitions that we’ve done. We’ve had that method in place since 1998. We don’t change it. But we think it sort of helps you understand the numbers. I mention that because under SEC guidelines in the back — if you want to understand the reconciliation between GAAP and operating, we’ve included that in the Appendix.

So just a couple of slides on who we are. At some point, somebody tagged us as a super-community bank; we thought that was a nice phrase. And so, we kind of grabbed onto it, in a sense. Because it really reminded us of who we are. And in essence, what our approach is is to try to take a very simple approach to banking.
First and foremost, we like to call ourselves individuals who provide banking services in the communities that we live and work. And what we mean by that is — if you come on Tuesdays to Buffalo, there’s a Management Committee. It’s headed by Bob Wilmers, our Chairman, and there are 12 to 14 people that sit around the table. And all of those individuals live in the major communities that we bank. So New York City, a number of people from Baltimore, Rochester and Pennsylvania.
And we think that really makes a difference. Because at the end of the day, we try to focus our lending on having a really good understanding of our customers. And that’s sort of our second point — is that — the way I would put it is we have a certain appetite for risk. We all manage risk in the banking industry. Ours is slightly less of an appetite for risk. To get to that space, we try to know the people we lend to. So being in the communities is an important part.
In terms of acquisitions — we’ve got a long history of doing them. We think that we do them sparingly and when the time is right. Our focus is not being big, but being big in the communities that we service — that we choose to actually operate in.
And then, all of that — it really comes down to employees. Whether it be doing well in the community, knowing credits, knowing customers; or having a team that can quickly do an integration — your employees is what matters most. And if you look at the tenure, whether it be our Management Committee, which averages over 20 years at M&T; our Senior Management Group, which is probably around 18 years of service; or our overall employee base, which is just about 11 — almost 11, which is twice the industry average — having long-tenured employees is sort of key to our success.
Finally, you’ll see — here’s our footprint. Just wanted to give you some sense of what that looks like. How we run it is by breaking it into 15 community banking regions, where we have a regional president who’s head of each of those areas. And in that process, we service the number of customers, both retail and commercial, that you see here.
So what I wanted to do is just sort of give you some sense quickly about — a summary of how we see the year, and then get into a quick snapshot of — we often get asked the question — you’ve done okay through the cycle, and so what does the normalized earnings look like? We don’t do any forecasting, but I can tell you how I think about things. And maybe you can get some sense of how we feel about where we stand, and more importantly, what we probably will look to focus on as we move forward.
We’re fairly pleased with our results. We’ve got a lot of work to do still. But our operating earnings per share of $5.69 was almost double that of 2009, and it exceeded the level of our dividend by more than two times, which allowed us to build capital during the course of the year. Our tangible common equity grew about 18%. I think the number was $33.26, at the end of the year, per share. And despite the fact that we grew our capital, our tangible ratio, by about 100 points; with that higher level, we still were able to increase our return on tangible common equity up to about 19. You’ll see in a minute — we’ve been 29.5, because we don’t really focus on size; we’re very focused on doing quality business and focused on returns rather than size.
So we’ve done pretty well this year. But as we see it, we still have a ways to go.
In sort of understanding our performance, and maybe how we think about where we’re going, we’ve got this slide which we’ve used for some time; we changed it a little bit. But what’s nice about it is that it goes back five years, and it gives you some sense of where we were when everything was rosy at the beginning of 2006 — or, at least, we all thought it was very rosy.
First on the list — you see our net interest margin. And we often were asked — we were in a cycle of downward margin — we were often asked about how we thought about margin. And our thought process was that it was a lot of disintermediation. And if something ever happened to the capital markets, maybe we’d get wider margins. And of course, as you can kind of see, now that we’ve been a couple of years through the storm — you can see that at 3.84, our net interest margin is about as high as it’s been probably since 2004, which I would characterize as just an effect of the sort of re-intermediation of the markets we have. We’re a healthy institution, and so we have quite a bit of — I guess I would call it pricing power relative to where we were before, when the capital markets were still fully functioning and at their height in 2009.
Look at the pretax, pre-provision earnings — it’s higher than 2006. The absolute dollar amount doesn’t matter, and I’ll show you that in a minute. But I just want you to look at that. Over time, we’ve been able to sort of hold pretty steady over the years. And we ended up in 2010 at a higher number.
You’ll see our charge-off and credit quality metrics, our reserve to loans on a legacy basis. Remember, what we do is we remove the acquired loans because they’re marked to fair value, and we set them aside. And then, this is our allowance relative to the loans that are allowed to have reserve. And it’s about as high as it’s been any time in that cycle.
We’re slowly building our reserve coverage of net charge-offs. So we’re at 2.6 years, essentially. And you’ll see that, relative to the industry, headed back in, I think, the right direction.
I’m going to skip over net operating returns for a minute and come back to that. And then, down at the bottom you see our capital. And if you look at the capital story — and we think the only measure that’s really important is the common equity to assets, or tangible common equity. We started off at 5.84.
And that year, I think we bought the upstate New York branches from Citibank. And then in 2007, we did an acquisition of Partners Trust and brought our capital ratios down. We then — in 2009, we did Partners, and brought us down to about 4.5. And that year, we also did an FDIC-assisted deal in Bradford. This past year, we did an FDIC-assisted deal in K Bank. We did a smaller thing where we helped out the FDIC.
And then, as you know, we announced Wilmington Trust on November 1st. And what we said is that by the time we get done with that, our capital ratios will look similar to what they looked like before we announced the transaction.
So what we’ve been doing through the cycle is we’ve kind of kept our capital ratios relatively steady all the way through. We’ve generated a fair amount of capital over time, and we’ve sort of put that back into the institution, into the business, over time.
And what you see is — if you, for a minute, look at the bottom, you’ll see what you’re familiar with, which is our trend in EPS, GAAP EPS, in the bottom. Cash EPS is in the light green line. And you kind of see that dip that we’re down — we ended the year in operating basis at 5.84.
So the questions we tend to get are — how are you doing, and what do you think the likelihood is you’ll get back to normal earnings, and what is normal earnings? I don’t know the answer. But what I do know is that when you step back and look at the top line, which is our earnings before provision and before taxes, we’re sort of at a relatively high point as we’ve gone into the cycle.
I’ll say this right now — anybody who tells you you can move away credit from a bank — I don’t know if I give them too much credibility. So I’m going to come back to credit in a minute.
But if you look at that for a minute, what you see is we didn’t lose any businesses through the cycle. So there was nothing that we really got into that was a heavy part of our earnings engine that’s ending up being a space that we can’t continue to operate in. And that’s primarily because we bank communities, so we do a little bit of whatever the community needs, and we have a little bit of our business and almost everything.
If you look at that period between 2006 and the 12.29 that you see in 2010 — what you see from that is those hits you can sort of add up. So those non-provision hits — they would be — for example, at the end of 2007, we were lucky enough to have a CDO that we wrote down to zero — $127 million hit. Good news is we don’t have any more of those. We had Freddie and Fannie — about $158 million of Freddie and Fannie securities. Don’t have those anymore; those are down to zero.

And there’s a whole host of other things. If you look in our financials, in our K that just came out, and you look at the OTTI line, you’ll see that Freddie and Fannie. And you’ll see also several of our private-label mortgage-backed securities charges that were taken.
So the good news from all that is that as we’ve taken those charges and gone into the cycle, we’ve sort of de-risked a bit, and we’ve learned a bit. But the core business is humming along pretty nicely.
And if you look at the end — the last thing I’ll say is that 2010 number — when you get our annual message, we talk about the burden of regulation that we’ve seen and what it’s cost us. So I won’t sort of preview that now, but it’ll be out in a week or so. That includes all the higher FDIC costs, that includes the hits we’ve taken on the NSF and so forth. So we’ve been able to weather the storm pretty well.
How do we do it? Again, we never have focused on revenue growth; we focus on revenue growth per share. And what that means is that if we can’t take our capital and deploy it in a place that seems to make sense if the returns aren’t there, we tend to give that back to our shareholders. And you see, over this 10- or 11-year period, the only time that on that measure we were equal to the industry was in 2005 and 2006. And quite frankly, if you look at the absolute revenue growth, we probably were well below the industry. We just decided that what we needed to do is not book loans because things were below our returns. And we return that capital.
So a lot of people talk about us in terms of capital and our levels that we have today, post the storm. But the way we think about capital is we use it as a source of discipline. So if we weren’t booking loans when the average C&I loan that you could get out there was priced at LIBOR plus 95, that made our returns higher. So when the storm hit, we had less problems and we had more cushion to deal with it. And that capital that we distributed out to the shareholders went to other parts of the industry. So capital’s not just about the level that you have; it’s about how you use it in your business and what kind of a balance sheet that you structure.
If you look underneath revenue growth — obviously, the biggest engine that we have is our balance sheet. And we’ve fared pretty well. Again, as I mentioned, the capital market’s being shut down. We’re at a margin today that is much higher than we’ve been for several years. We’ve talked about that being flat as we go out into the current year — little bit of uncertainty there. But I think that’s probably a good case. But what’s more important to us is that — I can’t tell you exactly what our earnings will be in the future; our job is to try to be the best bank stock investment that you guys could look at.
So today, we have this 40-point advantage, as we go into 2011. And if you look back in time, that’s a larger advantage than we’ve had relative to the peer industry or the large regional banks for some time. And it’s a big part of how we’ve done so well.
So now I come back to credit. And if I bring that back into the picture — I’ve got just a couple of slides. The thing to take away from the left is that while in the tails, or when things [got] really bad in the early ‘90s and in through this cycle, we separated from the pack — pretty much, our customers default at the same rate as everybody else. We kind of mirror the line all the way through most of the years except in the extreme.
When you look on the right — we talk about this a lot. We make loans to the same people everybody else does, but we tend to focus on a lot of security in our lending. So if it’s in commercial real estate, we’re very focused on loan-to-values being relatively conservative. If it’s for C&I lending, we make sure that we’re getting a fair amount of security, and we’re lending to sort of mature businesses that have a lot of resources, so when they get into trouble there are routes to take.
So when you look at that, what all sums up is that we sort of operated our business over long cycles as having a slightly below-industry average appetite for risk. These are the things — you can’t change your DNA. So if someone said to us — why don’t you take some more risk, because there’s going to be more [capital] requirements, I think it’d be pretty hard for us to do. We sort of do what we do. And as you can see, it hasn’t changed, and it’s fared pretty well for us.

If you look at that today, where we stood at the end of 2010 — we were the lowest amongst our peer group of 15 peer banks. And we were about a quarter of the median in terms of charge-offs. Our reserve coverage is number one. Our nonperforming assets is just a little bit below the median there. And then, when you take nonperforming assets and divide it by the capital and reserves we have — I think it’s the inverse of a Texas ratio there — we’re about the median bank.
So risk profile versus capital — it sort of shows here — but as we’ve moved along, it says we’ve done a pretty decent job in managing the risk of our balance sheet, and we hold the appropriate amount of capital for it. I would argue, if you actually threw out NPAs and looked at charge-offs, because of that secured nature of the lending, you’d get an even better picture of how adequately capitalized we are.
So when you put the credit together with the margin and our focus on revenue per share — that sort of modest appetite for risk, but a focus on relationship lending and not doing much in the securities book, gives you a higher margin. It combines for a higher risk-adjusted margin. It’s not a lot of rocket science here. It just kind of worked out for us, and it’s worked out for us in this cycle.
What I didn’t mention in the formula is this. We talk about this all the time. You’ve probably never seen me do a presentation without talking about efficiency. The rule of thumb for us is that we’re mostly in commodity businesses. If we’re going to try to run an operation with a slightly lower risk appetite, the efficiency ratio is key. And so our ability to sort of keep our expenses low and to find cheaper ways to provide our services over time is essential.
Today, we stand at a very, very wide margin relative to the industry. I would guess that a big chunk of that is credit costs. And so as credit costs normalize, you’re going to see some of that advantage go away. But I would still bet that we’re pretty much at our all-time high in terms of advantage relative to the peers. And this allows us to actually be a little bit more conservative and not stretch as much in terms of seeking out return.
The final thing is — I told you I’d get back to operating returns. Things have gone fairly well. But if there’s something that we’re focused on, it’s our return on tangible assets and our return on tangible common equity. And as we think about where we’re going down the road, it’s nice to say that we were at 19. We’re very proud of the fact that we were able to do that in 2010, and up from 13%.
But if you look on a historical basis, we’re nowhere near what our high was. And we’re not yet back to even 2007. And on the face of that, there’s a couple of other headwinds coming which are — what are the liquidity requirements going to be? You guys are all asking where we’ll end up with capital. We’re sort of getting there and figuring that out.
But as we kind of think about the business at M&T, we’re not thinking about size, we’re not thinking about what state we go to next. We’re thinking about the products and services, and how do we end up operating such that we can sort of maintain that higher level of return that we’ve always had.
I think one of the things that benefits us is we started out the cycle at 29.5. Too little credit is given to profitability. You can take a lot of hits before you get down to zero and start chewing up your capital. And we like that position, so we’d like to get those returns up. And that’s what we’re talking about trying to figure out how to do.
So that’s our profitability. And I think one of the things that then we felt transitioned nicely is — lo and behold, on November 1st, we had the opportunity to join forces with Wilmington Trust.
You’ve seen some of the slides before, so I won’t go over them in detail. But just to reiterate why we think it’s so important — in one sense, Wilmington Trust is sort of a classic M&T transaction. We come into Delaware, we end up with the number-one market share and a nice distribution network. It allows us to have a footprint that allows us to be really big in the community, and to be a big participant in that community. And we feel when we have that, and when we’re a partner with the community, then we can actually operate a bank profitably. Being in in a light way, we probably don’t have much advantage, and it probably isn’t a good formula for us.

But in another way, it’s totally different from any deal that we’ve done in the past. And the fact that when we closed the transaction with no change in the companies, and that service charge income will no longer be our largest source of fee income, that mortgage banking income will no longer be as big of a source of fee income as it is today, is really important.
And in the context of all those regulated things, and in the context of the returns that I talked about, it’s not something that you could’ve planned, but it’s something that we think fits very, very nicely with M&T and sort of helps us start thinking about how we’re going to offset some of the headwinds that we see down the road.
I’ve described it a number of times, and I’ll try to do it again — the partnership is really new. But for a minute, if you think about the wealth management expertise that Wilmington and its professionals bring to the table — back when I started in the Bank in 1990, we did some loans for customers, and we had a pretty basic plain-vanilla model. We invested through the ‘90s in cash management, so we did a lot more there. And that helped us with our middle-market and business banking customers.
In 2003, we acquired a retail depository called Allfirst. And what we didn’t talk about much was the fact that that came with some capital markets expertise and allowed us to sort of participate more in the lifecycle of those middle-market and business banking customers. So today, seven years later, we’ll help them buy other companies, we’ll take advisory fees for helping them sell their company, we’ll do much more in the way of syndications. I think by 2000, if you’d said the word “syndication” in M&T, everybody would run. Afterwards, we realized we could help our clients syndicate out some of the debt they wanted that didn’t fit our appetite.
So we’ve broadened our ability in our lifecycle. And I think of Wilmington Trust in the same way. This is a group of people who have, for 107 years, made it their purpose to find solutions for their customers. And when you talk to them, you say — wow, you got a lot of different products, and you’ve done a great job of designing products; and they say back to you — no, all we’re doing is trying to find solutions for our customers, and this is where they asked us to go.
So when we start thinking about those wealth management services, and when we think about what we do for our commercial customers through the lifecycle of their business, it fits in very, very nicely. And not only does it fit in nicely from a product perspective; we’ve got people who’ve proven themselves over time to be able to — and have a reputation to be able to sort of manage that next stage of those companies, whether it be a liquidity event or what have you.
So we think that it’s going to do a lot for us. Obviously, we think, as was just mentioned, that it was attractive economics in terms of the deal. But I think it’s much more important in terms of what it does for us in the future and how it sort of repositions M&T.
So a lot of focus on people, revenues; not much focus on costs. You often hear M&T talking a lot about cost-saves and all that, in terms of — this is much more about the revenue side of the equation.
Just an update — these are probably things you know. We’ve filed our S4, and the shareholder vote that’s been scheduled, that’s out there publicly. We’ve filed all of our regulatory applications, and they’re on separate but parallel tracks. And I guess as we sit here today, we see no reason why it shouldn’t be possible to close somewhere in the first half of the year. So everything seems to be going on track as we speak.
So in terms of our philosophy and what that’s resulted in — you can see that even with the [blips] that we’ve all taken here through the cycle, we still have a 17% compounded growth in our operating earnings per share since Bob Wilmers and the management team that resides today came into the organization. And as important, by not cutting our dividend through the cycle, we now have — we’ve maintained a 16% compounded growth in our dividend.
So this is very important. When you think about how stocks are valued and what value is provided, a lot of people talk about the returns you get and the growth that you have. But no one really ever talks about whether you actually, as an investor, get your hands back on the money. And the way we think about it is if we can’t use the money to grow, we redistribute that capital back. And you see that here.

So in the form of share buybacks and dividends, we’ve distributed about $5.8 billion and only retained $2.8 billion to grow our business and our capital ratios. Our philosophy is really simple — if we can’t redeploy the capital at decent returns, we walk away. That more than anything else has sort of kept us safe and healthy through the crisis, and through others in the past. And we think that that’s in the best interest of our shareholders.
It’s resulted in pretty good performance. We’ve added [a year to] our slide here. And as you go back to 2000, there are only two years where we kind of fell to the top of the return list. This is a list of top 50 banks that existed in 1950[sic]. We were lucky enough to be fifth, I think it is, in 2000. Interestingly enough, that’s right around the dot-com bust, and the economy wasn’t doing too well there in 2001. And then, if you look at the other times that we’ve been up there was last year in 2009, and we didn’t fair too bad in 2010.
Most of the time, we’re average to above average. But when you add it all up, it gives you the number-one position. Banking is about keeping it simple, not making mistakes. And so, you don’t hear us talk a lot about growth. You hear us talking about sort of sticking to our knitting and figuring out how we can deal with challenges on a day-by-day basis. And it sort of helped us produce great returns.
Since the management took place in 1983, we’ve got — of the 100 largest banks that were in existence, 25 are left. We’ve posted a 16.2 compounded return on our stock price, which is number one. And maybe more important is our company is very good. And we’re among a host of banks that are very well run.
And then, if you take it outside of the banking space, going back to 1980, we’ve posted a 20.1% return and rank 20th — out of all of the publicly traded stocks that you could have invested with, 700 are left, and we rank 20th over time.
So we think our formula has worked pretty well. In essence, it’s a relatively simple approach to banking. From time to time, I think we’ll make mistakes. But overall, we look to have a pretty bright future as we move forward.
So happy to take any questions that you might have.
QUESTION AND ANSWER

Unidentified Audience Member
Thank you. Your success clearly has related significantly to providing services in communities that you know are desired by the communities. That, it seems to me, is a little bit of a disconnect with the Wilmington model. Can you comment on the changes that that might imply, either for Wilmington or for M&T philosophically?

René Jones - M&T Bank Corporation — CFO
     It’s a great question. For those of you that didn’t hear the question — you pride yourselves as being part of the communities and knowing the communities. But here you’re going into a new community, and that might not be the case. It’s almost never the case, day one. And when I talk about the tenure of our folks — at the end of the day, our thought process is that that whole bank will be — in Delaware, will be run by the people that were running the bank before. So think about it this way, in terms of the branches — on day one, when you close, the success of whether the retail deposit stays is as a function of whether the branch tellers stay, and whether they’ll be in place.
So if you take it back to Allfirst for a minute — that was one of the big changes. We don’t have the resources to be able to walk into Baltimore, where nobody knows us, and do that. So a big function of what you’re saying is true, in the sense that it’s dependent upon all of the employees that you have there in Wilmington.

Unidentified Audience Member

I’m afraid I didn’t make my question [basically] clear. I was speaking more with regards to the wealth management side —

René Jones - M&T Bank Corporation — CFO
Yes.

Unidentified Audience Member
— of Wilmington, where a lot of their business is outside of a footprint. And again, that is a different business model necessarily than M&T’s approach —

René Jones - M&T Bank Corporation — CFO
Yes.

Unidentified Audience Member
— to all of the kinds of services [that they provide].

René Jones - M&T Bank Corporation — CFO
Yes, it’s a good question. I’d say some of the — I think in terms of size, that some of their business — they’ve done a number of things that are outside of their footprint. When you look at the totality — Delaware, Philadelphia, Pennsylvania are a big part of what they are, in terms of where their revenues come from, where their clients are somehow associated with.
And I think you’re right. At the end of the day, it’s not a business that we know. The only thing that really makes it possible for M&T to come into that business is the fact that the management team will continue to run it.
From our perspective, if you look at our businesses over time, one of the businesses that has produced good profits for M&T, but has not really been able to grow at any kind of a rapid rate, is our Trust Investment Group. So when we look at it, it’s a big part of M&T, it’s a big part of our offerings. But we think that the challenge for that part of the institution is to come in and help us understand how to help run and recharge the M&T side of it.
So at the end of the day, what you’ll see is, in our management structure, the people who ran the wealth business and the people who ran the CCS business, as they call it, will be part of our management structure. And they’ll keep doing what they do today. And then, what you’ve got is sort of the cultural process of having them sift through and try to figure out how they can spend time helping us.
On the flipside, the M&T people are going to be doing things like looking at the risk committees, looking at commercial real estate lending, helping them with those sides. So it’s an interesting marriage. Because we’re entering a space in one sense that we know very well, but another space that — the only way we could do it is if their expertise is actually coming to help us.

Unidentified Audience Member
(Inaudible) do you still see that out there? And how long do you expect (inaudible)?

René Jones - M&T Bank Corporation — CFO
Yes, I don’t know. I said that for ‘11, I think we’re relatively flat. When you think about it, just mechanically, because of where we are in the interest rate cycle, most of us are asset-sensitive. So very technically, rates have to go up, and so there’s some lift there. But I would guess that what happens is just the — the other force is going to be that as the capital markets get healthy again, and you’re actually seeing it in certain spaces — actually, really interesting a little bit in real estate. If you look at the spreads, you’re definitely seeing it in indirect auto — where, as the capital markets come back a little bit, you’re already seeing that competition.
So for some time, we might be able to maintain these margins. But I think as you look at the long cycle again, I wouldn’t be surprised, as the capital markets get healthy, that we get back into a state of disintermediation. And we can’t do much about that. All we can sort of do is keep our space relative to the other regional banks.

Unidentified Audience Member
     I have one more question. You guys obviously are very [opportunistic] (inaudible). Are there markets that (inaudible) general footprint (inaudible)?

René Jones - M&T Bank Corporation — CFO
I guess our profile would be that anything in our market or anything adjacent to our market we’re probably very, very familiar with. But at the end of the day, maybe something happens, maybe it doesn’t. We’ve been, for example, in the Albany market for a long, long time. But we’ve just never — I know we’ve never done and acquisition in that market. We’ve done a little bit south — we did Premier, which is a smaller institution. But we’ve never found the opportunity to do something, so we’re happy to run it organically.
In Albany, we have this great commercial bank, which — they do a lot of work and have garnered a lot of respect over time, without the help of a lot of branches. So we’re patient — if it happens, it happens. But we’re not afraid of any particular geography that’s in and around where we operate.

Unidentified Audience Member
René, along those lines, would you be willing to consider an acquisition — a target that’s got a lot of capital, that has a dominant presence in [their] markets, which is maybe an extension of what you already have — to essentially deal with TARP, as an example? Or would you rather not go that route?

René Jones - M&T Bank Corporation — CFO
Well, I think those are two separate questions. The first one is — yes, sure. Anything is possible. But if you look back over history, and you look at our board, you kind of see what happens. Most of the transactions we do — there’s somebody sitting on our board. It’s not that they sold their stock. There might’ve been a crisis going on or not. But at the end of the day, they’ve sort of converted their shares into M&T. They’ve helped us participate in running the operations going forward. And most recently, that’s Gary Geisel. Further back, that’s Bob Bennett.
So what it means is that the feel of those opportunities and that one you described would have to be that kind of a partnership where we could both feel that we would make it work. And but for that, we consider everything — just a wide range of things that we’ve considered in the past.

The TARP is something different. That just has to go, and it has to go in its time. And I think you’re seeing it now, but as the rules kind of roll out and there’s more certainty around where we’re going to be and what the rules will be, it just makes it more tenable to kind of get there. I can’t tell you when it’s going to happen. But I wouldn’t be surprised that there won’t be many banks down the road that have TARP at all. I think that’s just got to go.
When I think about capital, I just think about safety and soundness, and the structure I have, and then I just deal with that. Because if I get focused on anything else or any rules that don’t have to do with that, it throws us off, and it kind of messes with the value.

Unidentified Audience Member
In Wilmington, other than what you updated us with on that slide in terms of the progress, can you give us a sense for what may be has surprised you positively and negatively since you guys announced the acquisition?

René Jones - M&T Bank Corporation — CFO
Positively, it’s people. The depth of talent — the talent is very, very deep. The dedication is probably above average, greater than maybe what we’ve seen in past acquisitions. And our ability to sort of interact with the group, the cultural things — while we have a ways to go, I think are — I said this before. The first day we sat down, before there was any transaction, I was amazed that we all hadn’t met before. And it sounds kind of canned, but that doesn’t happen. And so I think that’s really surprised us and helped us, and bodes pretty well for the future.
You could almost see right away — although we don’t really include a lot of revenue synergies, you could see where the businesses fit together. To give you an example, you could see in the early discussions that, to the earlier question, their market was Delaware and Philadelphia. And it was somewhat constrained because they had a lot of market share, so they were looking to go other places. Well, our market includes Baltimore, for example. Huge distribution, both in terms of the network and the customer rates. That’s a place that they would love to go, and they had their toe in. It’s a whole different game now. They’re sort of walking into the room with all of us, and so they’re part of the bigger family.
So I think that’s the biggest positive. I’d say we were pretty pessimistic going in, when it comes to credit. And it’s not a pretty story. So it didn’t surprise us negatively, but there wasn’t a lot of positive surprise there, either.
Any other questions? Down front here?

Unidentified Audience Member
You have a lot of ATMs in Western Pennsylvania, and I assume that that’s supermarket branching, or something like that. But is that going to be a good way, you think, for you to expand into markets? New Jersey’s a big, gaping hole in the footprint — is that a place where you’d maybe seek to do something like that, to just get a toehold or sort the market out? I’m just wondering how you think philosophically about that.

René Jones - M&T Bank Corporation — CFO
Western — Jersey — that was right. I got that right, right?

Unidentified Audience Member
     Right.

René Jones - M&T Bank Corporation — CFO
Yes.

Unidentified Audience Member
As I looked at the branch map, it looks like you’re in Western Pennsylvania, just in a number of ATMs [and] some other locations where you don’t have a branch presence. I’m just wondering, logically, how you’re thinking about that.

René Jones - M&T Bank Corporation — CFO
There are two networks. Interestingly enough, at various times — not today, but in both cases, large convenience store owners, networks — one in upstate New York and one in that area that you mentioned of Eastern Pennsylvania — sat on our board and were partners with us. So it’s not sort of like a supermarket type of thing; our ATMs are tied to this local convenience store chain, where you come up, that provides fuel and all those types of things. It’s pretty pervasive. So if you drive through that area, you’ll see us. Same is true in Western New York.
In New Jersey, we’ve opened up an office there, we’ve done some business there. Again, we’ll do commercial business in that space, particularly following some of our New York City customers or people who, particularly now, may come from Philly and that surrounding area.
But again, we’ve never seen an opportunity where we could go in and get scale with branches. We’ve seen a number of opportunities where things were available, but not with the level of density that would allow us to actually hit the ground running.
In a very tactical way, we’ve never really done a great job in terms of figuring out how to make a de novo profitable. We’ve done a few, done some well. But on a big scale, it doesn’t really fit the value proposition that we have and how we think about operating. Do we like New Jersey? Love New Jersey.
In the middle?

Unidentified Audience Member
Generally, for the single-family and multifamily part of the business, do you see going forward a kind of status quo as far as the business environment and as far as M&T’s intentions there?

René Jones - M&T Bank Corporation — CFO
Yes. That’s a pretty tough — things have come back already. Obviously, things got kind of crazy in the multifamily space. But I think that question really depends a lot on the appetite and how fast the conduits come back. You’ve already seen some come out. I think — can’t quote me on this, but I think the number was that this coming year, they’re looking to do $40 billion. And we see them in the market.
So for us, if you think back over time — in the ‘90s, we had a very large multifamily book. And the percentage of our commercial real estate book — that as a percentage of our commercial real estate book actually shrunk. And the reason was because everybody went there; it got too frothy.
So when we then shifted, and we would do — what we have in our — if you look in our K, we classify our real estate, and you’ll see retail — a lot of that retail will be dual-purpose. It’ll be housing on top, with retail on the bottom. And why we did more deals in that space is because we could get more rational pricing and structure. So some of the families were the same families. Some of the borrowers were the same borrowers. But we’ll move away from it.
So what you’re really asking me [for about] M&T is what’s going to happen in the multifamily space. I don’t know; that’s a place that tends to get pretty frothy at times. And I don’t know that you’re going to see us take our book and have that grow. It just depends on what happens in the market.
Thank you very much, everybody.